CUSIP NO. 168628 10 5                                          PAGE 1 OF 7 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                        CHIEF CONSOLIDATED MINING COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   168628 10 5
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 4582 S. ULSTER ST. PKWY. #201, DENVER, CO 80237,
                                  303-721-9495
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 AUGUST 28, 1995
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

CUSIP NO. 168628 10 5                                          PAGE 2 OF 7 PAGES

                                  SCHEDULE 13D

  1     NAME OF REPORTING PERSON                  AKIKO GOLD RESOURCES LTD.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        84-1319808


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
        WC

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU-
        ANT TO ITEMS 2(d) OR 2(e)                                        [ ]

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        BRITISH COLUMBIA

      NUMBER OF       7      SOLE VOTING POWER
     SHARES BENE             280,000 WITH A RIGHT TO ACQUIRE AN ADDITIONAL
      FICIALLY               500,000 SHARES.
      OWNED BY
     EACH REPORT      8      SHARED VOTING POWER
     ING PERSON              -0-
        WITH
                      9      SOLE DISPOSITIVE POWER
                             280,000 WITH A RIGHT TO ACQUIRE AN ADDITIONAL
                             500,000 SHARES.

                      10     SHARED DISPOSITIVE POWER
                             -0-

  11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING
        PERSON  280,000  WITH A RIGHT TO  ACQUIRE  AN  ADDITIONAL
        500,000 SHARES.

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                           [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.9% (16.4% IF ADDITIONAL 500,000 SHARES ARE ACQUIRED)

  14    TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 OF 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 168628 10 5                                          PAGE 3 OF 7 PAGES

ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Chief Consolidated Mining Company (the "Issuer"). Its principal executive offices are located at 866 Second Avenue, New York, New York 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement is Akiko Gold Resources Ltd. ("Akiko"), a British Columbia corporation, which is engaged in mining operations. Its principal office is located at Suite 709 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

(a) - (c) The following is a list of directors, executive officers, and control persons of Akiko, their business addresses (if other than the principal office of Akiko), their positions held with Akiko, and their present principal occupations, as of August 28, 1995:


         NAME AND BUSINESS ADDRESS                POSITION HELD WITH AKIKO               PRINCIPAL OCCUPATION
                                                                                 President from May 1993 to
Stephen E. Flechner                          Chairman and                        present.
1800 Glenarm Place, Suite 210                President and                       Also President, CEO, and di
Denver, Colorado 80202                       Chief Executive Officer             rector of North Lily Mining
                                                                                 Company (mining company),
                                                                                 1800 Glenarm Place, Suite
                                                                                 210, Denver, Colorado 80202.

Herbert K. Fredrickson                       Director and                        President, Grout Tech Inc.
RR2                                          Engineering Consultant              (mining consulting company),
Kemble, Ontario N0H 1S0                                                          RR2, Kemble, Ontario N0H
                                                                                 1S0 CANADA, 1982 to pres
                                                                                 ent.

Raymond E. Irwin                             Director and                        May 1993 to present.
1800 Glenarm Place, Suite 210                Vice President Exploration          Also, Vice President and direc
Denver, Colorado 80202                                                           tor of North Lily Mining Com
                                                                                 pany (mining company), 1800
                                                                                 Glenarm Place, Suite 210,
                                                                                 Denver, Colorado 80202

Paul C. MacNeil                              Director                            Partner, Campney & Murphy
2100-1111 West Georgia St.                                                       (law firm), 2100-1111 West
Vancouver, B.C. V7X 1K9                                                          Georgia St.,  Vancouver, Brit
CANADA                                                                           ish Columbia V7X 1K9
                                                                                 CANADA.

Roland H. Ridler                             Director and                        President of Roland H. Ridler
2 Shaughnessy Blvd.                          Consulting Geologist                and Associates Inc. (independ
Willowdale, Ontario M2J 1H5                                                      ent geological consultants), 2
CANADA                                                                           Shaughnessy Blvd.,
                                                                                 Willowdale, Ontario M2J 1H5,
                                                                                 CANADA.


CUSIP NO. 168628 10 5                                          PAGE 4 OF 7 PAGES

(d) During the past five years none of Akiko, its directors, executive officers, and control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemean ors).

(e) During the past five years none of Akiko, its directors, executive officers, and control persons has been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of all the directors, executive officers, and control persons of Akiko is Canadian, with the exception of Messrs. Flechner and Irwin.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In September, 1994, Akiko purchased a total of 285,000 shares of the Issuer's common stock for $1,140,000 in cash. The funds with which Akiko purchased these shares were obtained from subscriptions for treasury stock in the capital of Akiko, which included the exercise of stock options by Messrs. Flechner, Irwin, and Ridler and private placement subscriptions by Messrs. Michael Levinson, Yasuo Takahashi, and Flechner and EBC Zurich AG.

In May, 1995, Akiko sold 200,000 units for (U.S.) $1,000,000. Each unit included one share of the Issuer's common stock, along with shares and warrants for the Company's common stock.

In June, 1995, Akiko purchased an additional 250,000 shares of the Issuer's common stock for $1,000,000 in cash. The funds which Akiko received from the sale of the 200,000 units in May, 1995, was used to purchase the 250,000 shares of the Issuer, pursuant to Akiko's option under the March 11, 1994 agreement.

Between August 23, 1995, and August 28, 1995, Akiko sold a total of 55,000 shares of the Issuer's common stock for $220,000 in cash, as set forth below.

           DATE                  AMOUNT SOLD             PRICE PER SHARE                  WHERE AND HOW SOLD
                                                             ($U.S.)
     August 23, 1995                7,000                     $4.00                   Private placement in Canada
     August 23, 1995                1,000                     $4.00                   Private placement in Canada
     August 23, 1995                1,000                     $4.00                   Private placement in Canada
     August 23, 1995                6,000                     $4.00                   Private placement in Canada
     August 24, 1995               20,000                     $4.00                   Private placement in Canada
     August 28, 1995                5,000                     $4.00                   Private placement in Canada
     August 28, 1995                3,000                     $4.00                   Private placement in Canada
     August 28, 1995                5,000                     $4.00                   Private placement in Canada





CUSIP NO. 168628 10 5                                          PAGE 5 OF 7 PAGES


     August 28, 1995                3,000                     $4.00                   Private placement in Canada
     August 28, 1995                2,000                     $4.00                   Private placement in Canada
     August 28, 1995                2,000                     $4.00                   Private placement in Canada


These sales were in the form of "units." The units were sold for (U.S.) $5.00 per unit, of which (U.S.) $4.00 was attributable to one share of the Issuer's common stock. The August 28, 1995, units consisted of three common shares of the Company, three warrants for an additional share of the Company's common stock, and one common share of the Issuer's common stock. The August 23, 1995, and August 24, 1995, sales consisted of 2.5 shares of the Company, two non-transferable share purchase warrants, and one share of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Akiko sold the Issuer's common stock to provide funds to be used according to the agreement dated March 11, 1994. These funds will be spent on the East Tintic Joint Venture.

(a) Akiko is holding these shares for investment purposes and plans to sell the shares as necessary. Akiko, pursuant to the terms of the March 11, 1994 agreement, has the right to acquire an additional 500,000 shares of common stock of the Issuer.

None of Akiko, its directors, executive officers, and control persons has any other present plans or proposals which relate to or would result in:

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

CUSIP NO. 168628 10 5                                          PAGE 6 OF 7 PAGES

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Akiko will continue to review its investment in the Issuer and reserves the right to change its intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of August 28, 1995, Akiko owned beneficially and of record 280,000 shares or 5.9%. As of August 28, 1995, Akiko had the right to purchase an additional 500,000 shares, which would increase Akiko's ownership to 780,000 shares or 16.4%.

         As of August 28, 1995, officers and directors of Akiko owned the Issuer's common stock as follows:

                 NAME                            NUMBER OF SHARES HELD                     PERCENT OF CLASS
                 ----                            ---------------------                     ----------------
Stepheen E. Flechner                                       0                                       0
Herbert K. Fredickson                                      0                                       0
Raymond E. Irwin                                           0                                       0
Paul C. MacNeil                                            0                                       0
Roland H. Ridler                                           0                                       0


(b)      Akiko has the sole power to vote and to dispose of its shares.

(c) During the sixty days preceding the date of this report, Akiko sold shares of the common stock of the Issuer, as described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Akiko's shares of common stock.

(e) Akiko continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 11, 1994, the Issuer and Akiko entered into an agreement which provided for the acquisition by Akiko of an interest in certain properties owned by the Issuer and up to 1,035,000 shares of the Issuer's common stock, and a joint venture arrangement between the Issuer and Akiko. The joint venture arrangement pertains to the operation of mining properties in the Tintic Mining District in Juab and Utah counties, Utah.

CUSIP NO. 168628 10 5                                          PAGE 7 OF 7 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A copy of the March 11, 1994, agreement described in Item 6 above was filed as an exhibit with the Schedule 13D dated September 30, 1994.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         AKIKO GOLD RESOURCES LTD.


Date:24 February 1997                    By:/s/Stephen E. Flechner
                                            Stephen E. Flechner, President and
                                            Chief Executive Officer


I13D-8-95.AMD